UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Opera Limited

(Name of issuer)

Ordinary Shares, par value $0.0001 (Title of class of securities)

68373M107

(CUSIP number)

Jie Lv

Kunlun Tech Co., Ltd.

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

+86 138-1135-3317

with copies to:

Steve Lin

Kirkland & Ellis International LLP

29th Floor, China World Office 2

No. 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing 100004

People’s Republic of China

+86 10-5737-9315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer

(1)		Names of reporting persons

Kunlun Tech Limited
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

Hong Kong
	(7)	Sole voting power

Number of		127,878,308
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		127,878,308
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

127,878,308
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

55.53%
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 230,291,732 ordinary shares outstanding of the Issuer as of September 30, 2021 as disclosed in the Company’s Form 6-K furnished to the SEC on October 28, 2021.

(1)		Names of reporting persons

Kunlun Tech Co., Ltd.
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		127,878,308
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		127,878,308
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

127,878,308
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

55.53%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 230,291,732 ordinary shares outstanding of the Issuer as of September 30, 2021 as disclosed in the Company’s Form 6-K furnished to the SEC on October 28, 2021.

(1)		Names of reporting persons

Yahui Zhou
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		147,378,308
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		147,378,308
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

147,378,308
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

64.0%*
(14)		Type of reporting person (see instructions)

IN

*	Calculation is based upon 230,291,732 ordinary shares outstanding of the Issuer as of September 30, 2021 as disclosed in the Company’s Form 6-K furnished to the SEC on October 28, 2021.

Introductory Statement

This Amendment No. 2 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on March 6, 2019, as amended on January 13, 2021 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of the Reporting Persons herein. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and replace in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)

Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“KTL”), with its registered address at Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, and its principal business in investment holding;

2)

Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“KTC”) and previously named Beijing Kunlun Tech Co., Ltd., with its business address at 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. KTC is a global internet company listed on the Shenzhen Stock Exchange, since January 2015; and

3)

Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China

KTL, KTC and Mr. Yahui Zhou are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of KTL and KTC as of the date hereof is set forth on Schedule A and Schedule B.

KTL is the record holder of the 127,878,308 ordinary shares reported on this Schedule 13D. KTC is the sole shareholder of KTL. Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer, beneficially owns 147,378,308 ordinary shares of the Issuer through (i) 127,878,308 ordinary shares held by KTL, which is wholly owned by KTC, a company in which Yahui Zhou holds 28.28% of the voting rights and (ii) 19,500,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands (“Keeneyes Future”), which is wholly owned by Mr. Yahui Zhou.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A and Schedule B hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons and Keeneyes Future previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 3. Source and Amount of Funds.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

KTL purchased 1,939,154 American Depositary Shares (“ADSs), representing 3,878,308 ordinary shares, of the Issuer in a series of open market and private transactions as described in Item 5, for a total purchase price of US$16,501,303. The source of the funds used by KTL to purchase such ADSs was KTL’s working capital.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Other than as set forth in this Amendment No. 2, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) KTL engaged in the following open market transactions:

Date	Transaction	Quantity (the number of ADS)	Price Per ADS	Total Purchase Price
November 1, 2021	Purchase	74,352	$8.38	$622,943.36
November 2, 2021	Purchase	53,860	$7.98	$429,840.50
November 3, 2021	Purchase	194,287	$8.25	$1,601,974.03
November 4, 2021	Purchase	130,204	$8.35	$1,087,138.30
November 5, 2021	Purchase	111,200	$8.90	$989,146.24
November 8, 2021	Purchase	1,320	$8.50	$11,220.00
November 9, 2021	Purchase	58,857	$8.54	$502,815.35
November 10, 2021	Purchase	69,903	$8.57	$599,103.66
November 15, 2021	Purchase	55,657	$8.78	$488,735.25
November 16, 2021	Purchase	58,700	$8.73	$512,386.43
November 17, 2021	Purchase	11,134	$8.80	$97,979.20
November 18, 2021	Purchase	113,700	$8.73	$992,839.77
November 19, 2021	Purchase	30,777	$8.79	$270,628.32
November 22, 2021	Purchase	42,509	$8.74	$371,724.20
November 23, 2021	Purchase	59,206	$8.53	$505,287.69
November 24, 2021	Purchase	40,155	$8.32	$334,210.07

In addition, KTL purchased 1,666,666 ordinary shares of the Issuer at a price of $4.25 per ordinary share in a private transaction on March 3, 2021.

Except as disclosed herein, none of the Reporting Persons has effected any transactions relating to the ordinary shares of the Issuer since the filing of the Amendment No.1 to Schedule 13D on January 13, 2021.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof.

Exhibit 99.1:	Joint Filing Agreement, dated as of November 26, 2021, by and between Kunlun Tech Limited, Beijing Kunlun Tech Co., Ltd. and Mr. Yahui Zhou

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2021

Kunlun Tech Limited

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

SCHEDULE A

Directors and Executive Officers of Kunlun Tech Limited

The business address of each of the following directors and executive officers is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Han Fang	PRC

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Tian Jin	PRC
Han Fang	PRC
Jie Lv	PRC
Guoqiang Huang	PRC
Baoqing Zhao	PRC
Hao Chen	PRC
Lei Xue	PRC

Executive Officers:

Name	Title	Citizenship
Han Fang	General manager	PRC
Jie Lv	Vice general manager, Secretary of the board of directors	PRC
Wei Zhang	Chief financial officer	PRC
Donghai Zhang	Supervisor	PRC
Guorui Feng	Supervisor	PRC
Jingya Xue	Supervisor	PRC